U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[  ] Form 1O-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q
[  ] Form N-SAR

For Period Ended:  June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

         Full Name of Registrant:    VITECH AMERICA, INC.
         Former Name if Applicable:  Not Applicable

                            2190 Northwest 89th Place
             -------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Miami, Florida 33172
                            ------------------------
                            City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


         The Form 10-Q could not be filed within the prescribed time period because of additional time required by the Registrant's management to provide certain information to be included in such Form 10-Q.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

         Edward Kelly          (305)                       477-1161
         ----------------------------------------------------------
         (Name)            (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [x] Yes                          [  ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes                          [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached Exhibit A.

                              Vitech America, Inc.
                      -------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 14, 2000                       VITECH AMERICA, INC.


                                               By:/s/ Edward A. Kelly
                                                  -------------------
                                                     Edward A. Kelly
                                               Its: Chief Financial Officer

Exhibit A:

             VITECH ANNOUNCES SECOND QUARTER 2000 FINANCIAL RESULTS
                 Sales Up 36% Over 1st Quarter 2000, EPS up 255%

Miami, FL, August 10, 2000 -- Vitech America, Inc. (NASDAQ: VTCH), a leading US-based provider of PC-based Information Technology solutions direct to business and individual clients today reported financial results for the second quarter ended June 30, 2000. Vitech reported sales of $34.9 million and net income of $1.8 million or $0.11 per share, compared to sales of $25.6 million and net income of $465,423, or $0.03 per share assuming dilution, in the second quarter of 1999. Unit sales for the 2nd quarter ended June 30 , 2000 in the core PC business were approximately 18,000.

"Demand is increasing for the PC-based solutions in the market. Corporate demand is notably the strongest sector. The consumer market has experienced steady growth from first quarter, based on continued reduction of interest rates in the market. Also, we are seeing strong government interest for the second half of 2000, though in the first half of the year the government sector was slow," said William C. St. Laurent, President and C.O.O. of Vitech America, Inc.

"Sales of solutions made up approximately 20% of total sales. We are looking to increase our solutions business in the second half to over 30% of total sales. At the factory, we are increasing manufacturing levels to the range of 8,000 to 10,000 units per month and higher as we move into the traditionally strong buying period in all sectors for the fourth quarter," said Vicente Soares, Chief Operating Officer of the Company's Brazilian operations.

Soares continued, "We have been extremely dedicated to the development of a much more streamlined company and expense structure. For instance, during this quarter, we have made some structural changes to the way we will import products and the levels of inventory that we need to carry to run the business. Because of that, our inventories have fallen by 33%. We will now make further reductions in the inventory levels with the introduction of RECOF, our in-factory, bonded warehouse program. This sophisticated system, which is administered on a web-centric platform, allows us to import products much more quickly reducing lead-times by as much as 80%. Now, for the first time in the history of our company, our inventory turns should move closer to those of US-based companies, such as Gateway."

Vitech America, Inc., a Miami-based company, is a leading provider of PC-based Information Technology solutions direct to business and individual clients, including the manufacture and marketing of PCs, servers and related products, business systems integration products and turn-key business solutions in Brazil under the names: Microtec Digital World and Microtec(TM), with product lines of Mythus(TM), Quest(TM), Spalla(TM), Vesper(TM) and Vision(TM).

Except for the historical information herein, the matters discussed in this press release include forward-looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and in Brazil and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

For more information, please contact:
Ed Kelly, CFO - Vitech America, Inc.       (305) 477-1161    edkelly@vitech.net

                              Vitech America, Inc.
                              Summary of Operation
                                   (Unaudited)

                                                                   Three Months Ended                       Six Months Ended
                                                                         June 30,                                June 30,
                                                                  1999               2000               1999                2000
                                                                  ----               ----               ----                ----

Sales                                                        $ 25,641,391       $ 34,927,406       $ 40,944,105        $ 57,487,567
Cost of sales                                                  14,832,923         22,515,518         23,192,059          37,568,398
Gross profit                                                   10,808,468         12,411,888         17,752,046          19,919,169
SG&A                                                            5,570,733          7,379,916         12,313,993          13,559,085
Income from operations                                          5,237,735          5,031,972          5,438,053           6,360,084
Interest and financing expense                                  4,232,069          3,135,016         10,497,765           5,992,579
Foreign currency exchange loss/(gain)                             540,243             38,000         17,197,123          (1,506,301)
Net income (loss)                                                 465,423          1,849,677        (22,256,835)          1,864,527

Earnings (loss) per share - basic                            $       0.03       $       0.11       $      (1.52)       $       0.11
Earnings (loss) per share - diluted .                        $       0.03       $       0.11       $      (1.52)       $       0.11
Weighted average number of
   shares outstanding - diluted                                14,650,355         16,384,121         14,660,446          16,365,030

                              Vitech America, Inc.
                              Summary Balance Sheet
                                   (unaudited)

                                               December 31, 1999  June 30, 2000
                                               -----------------  -------------
Assets
Current assets:
Cash & cash equivalents                            $  1,024,420     $  5,719,478
Accounts receivable                                  58,772,833       61,407,088
Inventories                                          28,678,882       19,555,098
Other current assets                                  5,478,986       11,091,338
                                                   ------------     ------------
Total current assets                                 93,955,121       97,773,002
Goodwill                                             19,097,686       18,550,706
Property, plant & equipment                          24,113,528       23,785,943
Investments                                           1,104,222        7,690,734
Other assets                                         10,167,620        9,577,480
                                                   ------------     ------------

Total assets                                       $148,438,177     $157,377,865
                                                   ============     ============

Liabilities & Shareholders' Equity
Current liabilities:
Accounts payable                                   $ 25,208,408     $ 16,788,528
Accrued expenses                                      1,986,919        2,401,574
Deferred tax liability                                  940,000          940,000
Notes payable - related party                        13,564,505       13,564,505
Note payable                                                 --        9,000,000
Convertible note                                             --       39,507,765
Short term debt                                       4,949,846        4,224,726
Current maturities of long-term debt                  1,371,757        1,362,514
                                                   ------------     ------------
Total current liabilities                            48,021,435       87,789,612
Convertible notes                                    43,882,921               --
Long-term debt                                        2,808,789        2,198,078
Total shareholders' equity                           53,725,032       67,390,175
                                                   ------------     ------------

Total liabilities & shareholders' equity           $148,438,177     $157,377,865
                                                   ============     ============